UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    August 26, 2005                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2005 AND 2004

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the six months ended June 30, 2005, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                     JUNE 30,      DECEMBER 31,
                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             1,516,675       2,218,301
Amounts receivable and prepaids                         125,053         101,091
                                                   ------------    ------------
                                                      1,641,728       2,319,392

PROPERTY AND EQUIPMENT (Note 3)                         168,839         175,869

MINERAL RESOURCE INTERESTS (Note 4)                     527,263       2,954,918
                                                   ------------    ------------
                                                      2,337,830       5,450,179
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 50,779          60,430
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                8,075,323       8,070,761

CONTRIBUTED SURPLUS                                     705,856         658,984

DEFICIT                                              (6,494,128)     (3,339,996)
                                                   ------------    ------------
                                                      2,287,051       5,389,749
                                                   ------------    ------------
                                                      2,337,830       5,450,179
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)




APPROVED BY THE DIRECTORS



/s/ DAVID HENSTRIDGE , Director
---------------------

/s/ NICK DEMARE      , Director
---------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Accounting and administration                            11,600          15,000          17,145          18,000
Amortization                                              2,506           1,424           5,012           2,810
Audit                                                         -           4,937          11,493          11,007
Consulting                                                  252          13,685          12,072          35,974
Corporate development                                       733               -           4,140               -
General exploration                                      10,649               -          41,911               -
Investment conferences                                    1,406               -           3,798               -
Investor relations                                        9,000           7,500          17,750          13,500
Legal                                                     6,065          10,326           7,109          20,196
Management fees                                          15,238           7,500          27,935          15,000
Office                                                    7,006          15,789          13,008          41,164
Regulatory                                                4,652           4,297           6,180           5,160
Rent                                                      1,350           1,350           2,700           2,700
Salaries and benefits                                    13,967          11,537          18,519          20,290
Shareholder costs                                         2,951          17,387           5,595          24,622
Stock-based compensation                                 20,000               -          46,872         278,400
Transfer agent                                            2,846           4,353           4,210           8,582
Travel and related                                        9,440          29,948          39,120         110,910
                                                   ------------    ------------    ------------    ------------
                                                        119,661         145,033         284,569         608,315
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (119,661)       (145,033)       (284,569)       (608,315)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest income                                           8,008          13,168          17,810          24,960
Write-off of mineral resource interests                       -         (92,564)     (2,903,371)        (92,564)
Foreign exchange                                          2,679         (17,791)         15,998         (17,791)
                                                   ------------    ------------    ------------    ------------
                                                         10,687         (97,187)     (2,869,563)        (85,395)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (108,974)       (242,220)     (3,154,132)       (693,710)

DEFICIT - BEGINNING OF PERIOD                        (6,385,154)     (1,476,437)     (3,339,996)     (1,024,947)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (6,494,128)     (1,718,657)     (6,494,128)     (1,718,657)
                                                   ============    ============    ============    ============

LOSS PER COMMON SHARE -
         BASIC AND DILUTED                               $(0.01)         ($0.02)         $(0.17)         ($0.04)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        18,380,370      16,031,370      18,375,844      15,688,653
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (108,974)       (242,220)     (3,154,132)       (693,710)
Adjustment for items not involving cash
    Amortization                                          2,506           1,424           5,012           2,810
    Stock-based compensation                             20,000               -          46,872         278,400
    Write-off of mineral resource interests                   -          92,564       2,903,371          92,564
                                                   ------------    ------------    ------------    ------------
                                                        (86,468)       (148,232)       (198,877)       (319,936)
Increase in amounts receivable and prepaids             (14,070)        (17,436)        (23,962)        (62,462)
Decrease in accounts payable
    and accrued liabilities                             (37,866)         (8,022)         (9,651)        (70,085)
                                                   ------------    ------------    ------------    ------------
                                                       (138,404)       (173,690)       (232,490)       (452,483)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests             (197,630)       (365,362)       (469,136)       (986,783)
Purchases of property and equipment                           -          (8,851)              -        (167,531)
                                                   ------------    ------------    ------------    ------------
                                                       (197,630)       (374,213)       (469,136)     (1,154,314)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITY

Issuance of common shares                                     -         283,450               -         841,102
                                                   ------------    ------------    ------------    ------------
DECREASE IN CASH AND CASH
    EQUIVALENTS - DURING
       THE PERIOD                                      (336,034)       (264,453)       (701,626)       (765,695)

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             1,852,709       2,772,195       2,218,301       3,273,437
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   1,516,675       2,507,742       1,516,675       2,507,742
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS IS
    COMPRISED OF:
    Cash                                                516,675       1,007,742         516,675       1,007,742
    Short-term deposit                                1,000,000       1,500,000       1,000,000       1,500,000
                                                   ------------    ------------    ------------    ------------
                                                      1,516,675       2,507,742       1,516,675       2,507,742
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005



                                                              MEXICO
                                   ------------------------------------------------------------
                                       CINCO            SAN             LA
                                       MINAS           JORGE           TRINI          MOLOLOA          TOTAL
                                         $               $               $               $               $

BALANCE, BEGINNING
    OF PERIOD                         2,830,163         124,755               -               -       2,954,918
                                   ------------    ------------    ------------    ------------    ------------
COSTS INCURRED
    DURING THE PERIOD

    EXPLORATION
       Amortization                       2,018               -               -               -           2,018
       Assays                                 -               -          18,803               -          18,803
       Camp costs                             -               -          30,704               -          30,704
       Environmental                          -               -           7,459               -           7,459
       Geological                        34,468               -         124,970          11,430         170,868
       Other                              3,151               -          73,866               -          77,017
       Topography                             -               -             122               -             122
       Travel                             1,282               -           6,992               -           8,274
                                   ------------    ------------    ------------    ------------    ------------
                                         40,919               -         262,916          11,430         315,265
                                   ------------    ------------    ------------    ------------    ------------
    ACQUISITION
       Payments                          32,289               -          61,800          61,800         155,889
       Issuance of shares                     -               -           2,281           2,281           4,562
                                   ------------    ------------    ------------    ------------    ------------
                                         32,289               -          64,081          64,081         160,451
                                   ------------    ------------    ------------    ------------    ------------
                                         73,208               -         326,997          75,511         475,716
                                   ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFF              2,903,371         124,755         326,997          75,511       3,430,634

WRITE-OFF                            (2,903,371)              -               -               -      (2,903,371)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE, END OF PERIOD                        -         124,755         326,997          75,511         527,263
                                   ============    ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       PROPERTY AND EQUIPMENT

                                                     JUNE 30,      DECEMBER 31,
                                                       2005            2004
                                                         $               $

         Condominium                                    132,840         132,840
         Office                                          21,377          21,377
         Vehicles                                        35,870          35,870
                                                   ------------    ------------
                                                        190,087         190,087
         Less accumulated amortization                  (21,248)        (14,218)
                                                   ------------    ------------
                                                        168,839         175,869
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL RESOURCE INTERESTS

                                                   JUNE 30, 2005                                 DECEMBER 31, 2004
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Cinco Minas                          -               -               -       1,047,643       1,782,520       2,830,163
         San Jorge                      124,755               -         124,755         124,755               -         124,755
         La Trini                        64,081         262,916         326,997               -               -               -
         Mololoa                         64,081          11,430          75,511               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        252,917         274,346         527,263       1,172,398       1,782,520      2,954,918
                                   ============    ============    ============    ============    ============    ============

         a)       Cinco Minas

                  The Company held an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US $2.5 million and issuing 1.1 million common shares (600,000 shares issued) over a six year period. Based on the results of the exploration activities conducted during the six months ended June 30, 2005, the Company determined to withdraw from the option agreement and wrote-off $2,903,371 of acquisition and exploration costs relating to the prospect.

         b)       San Jorge

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $1.10 per share.

         c)       La Trini / Mololoa

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims. The claims total 356 hectares and are located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company must make payments totalling US $500,000 (US $100,000 paid) over a two year term. The vendor has retained a 1% NSR and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000. The Company also issued 9,310 common shares, at a fair value of $4,562, as a finder's fee.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued or allotted:                               JUNE 30, 2005                 DECEMBER 31, 2004
                                                   ----------------------------    ----------------------------
                                                      SHARES           AMOUNT         SHARES           AMOUNT
                                                                         $                               $

         Balance, beginning of period                18,371,060       8,070,761      14,451,200       5,529,478
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
              - exercise of options                           -               -         158,000          72,600
              - exercise of warrants                          -               -       2,951,860       1,555,393
         For mineral properties                           9,310           4,562         810,000         876,500
         Reallocation from contributed surplus
              on exercise of options                          -               -               -          36,790
                                                   ------------    ------------    ------------    ------------
                                                          9,310           4,562       3,919,860       2,541,283
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      18,380,370       8,075,323      18,371,060       8,070,761
                                                   ============    ============    ============    ============

         (a)      Stock Options

                  The following table summarizes information about the stock options outstanding and exercisable at June 30, 2005:

                     NUMBER       NUMBER      EXERCISE
                  OUTSTANDING   EXERCISABLE    PRICE        EXPIRY DATE
                                                 $

                     171,000       171,000      0.23        July 15, 2005
                      59,400        59,400      0.52        December 05, 2005
                      80,000        80,000      0.55        December 19, 2005
                     200,000       200,000      0.57        January 14, 2006
                     355,000       355,000      1.16        January 19, 2007
                      50,000        50,000      1.14        January 30, 2007
                     238,000       238,000      0.84        July 05, 2007
                     100,000        75,000      1.10        August 13, 2007
                      20,000        20,000      0.87        October 14, 2007
                  ----------    ----------
                   1,273,400     1,248,400
                  ==========    ==========

         (b)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at June 30, 2005 and the changes for the six months ending on June 30, 2005, is as follows:

                                                                       NUMBER

                  Balance, beginning of period                        3,918,640
                  Expired                                            (3,918,640)
                                                                   ------------
                  Balance, end of period                                      -
                                                                   ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       RELATED PARTY TRANSACTION

         During the six months ended June 30, 2005, the Company incurred $58,495 for rent, accounting, administration, consulting and management services provided by the President of the Company and by corporations controlled by a director of the Company. As at June 30, 2005, $10,276 remained outstanding for past fees and disbursements and has been included in accounts payable and accrued liabilities.


7.       SEGMENTED INFORMATION

         During the six months ended June 30, 2005, the Company was involved in mineral exploration and development activities in Mexico. The Company also owns property and equipment in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during the six months ended June 30, 2005.

         The Company's total assets are segmented geographically as follows:

                                                                  JUNE 30, 2005
                                   ------------------------------------------------------------
                                      CANADA            PERU           MEXICO          TOTAL
                                         $               $               $               $

         Current assets               1,532,034               -         109,694       1,641,728
         Property and equipment          13,516         126,197          29,126         168,839
         Mineral resource interests           -               -         527,263         527,263
                                   ------------    ------------    ------------    ------------
                                      1,545,550         126,197         666,083       2,337,830
                                   ============    ============    ============    ============


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                     JUNE 30,        JUNE 30,
                                                       2005            2004
                                                         $               $
         Investing activity
             Expenditures on mineral
                resource interests                       (4,562)              -
                                                   ============    ============

         Financing activity
             Shares issued for mineral
                resource interests                        4,562               -
                                                   ============    ============

         Other supplementary cash flow information:

                                                     JUNE 30,        JUNE 30,
                                                       2005            2004
                                                         $               $
         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


9.       SUBSEQUENT EVENT

         Subsequent to June 30, 2005, the Company granted 171,000 stock options at an exercise price of $0.30 per common share to expire on July 20, 2008.

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at August 25, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2005 and 2004 and audited consolidated financial statements for the years ended December 31, 2004 and 2003 of Tumi Resources Limited (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

CINCO MINAS

After a thorough technical evaluation, including three separate drill programs and a comprehensive economic review of the Cinco Minas property, the Company has decided to withdraw from the option agreement with Minera San Jorge S.A. de C.V. Although a resource was established for Cinco Minas, the results of a scoping study previously undertaken by Behre Dolbear indicated a very high strip ratio for an open pit mining operation, such indication having been confirmed by in-house studies performed by the Company's technical consultants. Additionally, a review of an underground high-grade mining option gave resource numbers too low to be of interest to the Company, particularly when having to deal with a large number of historic open stopes. In summary, a combination of a very high strip ratio for an open pit, underground open stopes, and an option to earn only a 60% interest with high underlying holdings costs, make the Cinco Minas property unattractive to the Company from an economic prospective. To meet the Company's exploration goals, a project must also be able to reach "advanced project status" quickly and cost effectively. Neither the open pit nor the underground options meet the standard for operational size and economic potential. Accordingly, the Company wrote-off $2,903,371 in acquisition and exploration costs.

SAN JORGE

By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $1.10 per share.

LA TRINI AND MOLOLOA

The Company has signed, through its 100% owned Mexican subsidiary TMXI Resources S.A. de C.V. (TMXI), a Letter Agreement (LA) for the right to acquire 100% interest in La Trini and Mololoa mineral properties (the "Claims") from a private owner. The Claims total 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

In order for the Company to acquire its 100% interest, the Company must make payment installments of a total of US $500,000 over a two year term, with the initial payment being US $100,000 (paid). There is a finder's fee of 3.75% payable over the two-year term of the LA. During the six months ended June 30, 2005, the Company issued 9,310 common shares as an initial fee. The vendor has retained a 1% NSR and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US$1,000,000.

i)   La Trini

     At La Trini a historical resource estimate was made in 1980 by Pincock, Allen & Holt Inc. (PAH) an independent engineering consultancy firm. The resource estimate was based on the results from 26 diamond drill holes undertaken on behalf of NL Industries Inc. The estimate was calculated using vertical cross-sections constructed through the mineralized blocks at a spacing of 45 metres. Using a 2 metre minimum thickness at a cut-off grade of 32 g/t silver and a tonnage factor of 2.7 mt/cub.m, a resource of 1,262,000 tonnes at a grade of 125 g/t silver and 1.24 g/t gold was calculated. Using the same calculation parameters with a cut-off grade of 125 g/t silver, the resource calculation gave 527,000 tonnes at a grade of 217 g/t silver and 2.5 g/t gold. Although PAH categorized these tonnes as reserves, the calculations are conceptual and insufficient exploration has been completed to define a NI 43-101 compliant mineral resource on the property. PAH identified two areas of concern namely the wide spaced drilling and poor core recovery in places through the mineralized intervals, giving rise to uncertainties in the grade and continuity of mineralization. The historical drilling did not delimit the margins of the silver/gold mineralization.

     In May 2005, the Company completed the first phase program of remapping and sampling of surface outcrops and channel sampling of all accessible underground workings. A total of 89 surface samples were taken from 23 sites along 340 metres of strike length of the mineralized zone. The samples ranged from 1.1 metres to 3.8 metres, but most were 3 metres in length and included 12.3 m averaging 3 g/t gold and 154 g/t silver and 6.25m averaging 8.7 g/t gold and 179 g/t silver.

     Two adits, about 40 metres vertically apart, were also reconditioned, and 110 channel samples were taken. Samples ranged from 1.05 metres to 2.6 metres but most samples were 2 metres wide. The results of the underground channel sampling program included 14.25 m averaging 0.6 g/t gold and 564 g/t silver and 4m averaging 11.7 g/t gold and 248 g/t silver.

     In June 2005, in order to determine the extent of the silver-gold mineralization, a geochemical survey was completed on a grid measuring about 1,400 metres by 500 metres and centered on La Trini. A total of 383 samples were taken at 25 metre intervals along the grid. The samples were prepared by GM LACME Laboratory, Guadalajara, Mexico, and were submitted for analyses at IPL International Plasma Labs in Vancouver, Canada.

     Centered over the main La Trini showings exist coincident and strongly anomalous lead, silver, arsenic and barium in soil and rock chip anomalies over about 500 metres strike length by 100 metres to 150 metres width. Also, moderately anomalous zinc and copper anomalies coincide with the above. Further mapping in the underground workings has identified fine grained galena (lead sulphide) and sphalerite (zinc sulphide) along with the disseminated pyrite and argentite (silver sulphide) reported previously. Copper oxides were observed locally. The soil anomalies remain open to the west.

     In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200 metres and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48 metres to 148 metres and totaled 1,344 metres. The assay results are expected to be available in early September.

     Also in August 2005, the Company retained Ion Exploracion Geofisica of Hermosillo, Mexico, to undertake an induced polarization and resistivity survey (the "Survey") at La Trini silver-gold project. The Survey consists of ten line-kilometres covering an area of about 1,400 metres x 600 metres and it is being performed on the existing north-south grid lines, centered on the known La Trini mineralization.

ii)  Mololoa

     The Mololoa Claims lie several kilometres to the SE of the Trini Claims and cover a number of old silver mines such as Mololoa, Mololoa 3, Mololoa 4, Tamara, Albarradon, Camichan and Soledad. They are all located on the Mololoa vein which is more than one kilometre in strike length. Historical records show silver is present as argentite and gold occurs free or associated with pyrite. The current owner has identified an exploration target ranging from 1 million to 2 million tonnes containing silver/gold mineralization based on historical underground sampling results not available to the Company. This target area is therefore conceptual but will be tested by the Company with mapping, sampling and reverse circulation drilling.

     Recent surveys in the Mololoa Claim area have located twelve adit entrances to the old underground workings which will be progressively reopened, mapped and channel sampled. Preliminary mapping and underground channel sampling at the Mololoa silver-gold prospect, Jalisco, Mexico, has been undertaken to update the historical data. Silver mineralization appears to have been mined along fault structures which occur at the contacts between an aplitic intrusion and felsic flows or pyroclastics. These zones, which are generally shallow-dipping, were probably enriched due to weathering and redeposition along these highly permeable structures. Mineralization consists of unidentified silver minerals and manganese oxides along fractured quartz veins within these structures. Four separate mine adits were channel sampled with samples taken at right-angles to the structural direction.

     The results support the historical records of high grade silver-bearing structures within the Mololoa lease area and recommendations from this program include further sampling along the underground workings at El Ciruelo, Las Chinches, La Soledad, Mata Caballo, Tamara and Albarradon mines.

     The qualified person for the La Trini and Mololoa projects is David Henstridge, a member of the Australian Institute of Mining and Metallurgy and a fellow of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                             -----------------------   -------------------------------------------------   -----------------------
                                       2005                                   2004                                   2003
                             -----------------------   -------------------------------------------------   -----------------------
                               JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30
                                  $            $            $            $            $            $            $            $
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                              -            -            -            -            -            -            -            -
General and administrative      119,661      164,908      132,504      181,729      145,033      463,282      347,878      159,168
Other income (expenses)          10,687   (2,880,250)  (1,303,796)      (3,130)     (97,187)      11,792      (18,828)     (12,251)
Net income (loss)              (108,974)  (3,045,158)  (1,436,480)    (184,859)    (242,220)    (451,490)    (369,319)    (171,419)
Basic and diluted loss per
   share                          (0.01)       (0.17)       (0.14)       (0.01)       (0.02)       (0.03)       (0.04)       (0.02)
Dividends per share                   -            -            -            -            -            -            -            -

BALANCE SHEET:
Working capital               1,590,949    1,875,047    2,258,962    2,295,119    2,573,303    2,812,290    3,206,451      458,103
Total assets                  2,337,830    2,464,670    5,450,179    6,222,605    5,277,424    5,244,216    4,921,717    1,889,549
Total long-term liabilities           -            -            -            -            -            -            -            -
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

RESULTS OF OPERATIONS

During the six months ended June 30, 2005 ("2005"), the Company incurred a loss of $3,154,132 ($0.17 per share), an increase in loss of $2,460,422, compared to a loss of $693,710 ($0.04 per share) for the six months ended June 30, 2004 ("2004"). The increase in loss in 2005 is attributed to the $2,903,371 write-off of the Cinco Minas Project. The impact of the write-off of the mineral property interest was partially offset by the reduction in the stock-based compensation recorded in 2005 compared to 2004. In 2004, the Company recorded $278,400 for stock options granted. During 2005, the Company did not grant any stock options. However, in 2005, the Company recorded $46,872 as stock-based compensation for the vesting of certain options granted previously.

Excluding the stock-based compensation expense, general and administrative expenses decreased by $92,218, from $329,915 in 2004 to $237,697 in 2005.
Specific expenses of note are as follows:

- In 2005, the Company recorded general exploration costs of $41,911. The Company incurred $19,373 for the completion of exploration and related costs on the Jimenez del Teul and Gran Cabrera prospects in Mexico, which were written off at the end of the 2004 fiscal year, and $22,538 for costs relating to the review of potential property interests.

- Consulting fees decreased by $23,902, from $35,974 in 2004 to $12,072 in 2005. During 2004, the Company was charged $12,500 by a private corporation controlled by a director of the Company for consulting services. $1,650 was charged by the related corporation in 2005.

-    Legal fees  decreased  by $13,087,  from $20,196 in 2004 to $7,109 in 2005.
     In 2004,  the Company paid $6,920 for non-recurring filing and legal fees.

- Office expenses decreased by $28,156, from $41,164 in 2004 to $13,008 in 2005. During the first six months of 2004, the Company incurred significant costs for supplies and miscellaneous furnishings of an office.

- Salaries and benefits have decreased by $1,771, from $20,290 in 2004 to $18,519 in 2005. During 2005, the Company has recovered a portion of these costs through a shared administration arrangement with two public companies with common directors.

- Shareholder costs have decreased by $19,027, from $24,622 in 2004 to $5,595 in 2005. In 2004, the Company had engaged a communications firm to disseminate news releases in Europe. $6,520 was paid to the firm. In 2005, all news releases were disseminated by the Company.

- Travel and related costs have decreased by $71,790, from $110,910 in 2004 to $39,120 in 2005. In 2004, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

During 2005, the Company reported $24,960 interest income compared to $17,810 in 2004. The interest income was generated from a short-term deposit held with an established financial institution, and decreased due to lower levels of funds held in 2005 compared to 2004.

During 2005, the Company incurred $469,136 on acquisition costs and exploration activities on its mineral interests. In aggregate, the Company spent $324,716 on La Trini, $73,230 on Mololoa and $71,190 on Cinco Minas. See "Exploration Project".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at June 30, 2005, the Company had working capital of $1,590,949. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2004.

CHANGES IN ACCOUNTING PRINCIPLES

The Company did not have any changes in accounting principles for the six months ended June 30, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, the Company incurred:

   i) $37,000 to Mr. David Henstridge for his services as President of the Company;

   ii) $17,145 for accounting and administrative services and $2,700 for office rent to Chase, a private corporation owned by Mr. Nick DeMare, a director of the Company; and

   iii) $1,650 for consulting services provided by DNG Capital Corp., a private corporation owned by Mr. DeMare.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's material mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (WWW.TUMIRESOURCES.COM) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $3,000 and may be cancelled by either party on 15 days notice. During the six months ended June 30, 2005, the Company paid $17,750 to Mr. Nicolaas.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at August 25, 2005, there were 18,551,370 outstanding common shares and 1,273,400 stock options outstanding and exercisable.

                 Form 52-109F2 Certification of Interim Filings


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 26, 2005


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer